Black Hammer Brewing Company

Profit and Loss

January - December 2023

	TOTAL
Income	
4000. Gross Sales	
4100. Brewery Sales	
4101. Beer Sales	557,838.71
4102. Food Sales	40,298.88
4104. Non-Alcoholic Beverage Sales	3,719.00
4105. Wine Sales	2,648.00
4106. Discounts and Comps	-19,061.45
4107. Service Charge	24,110.67
4108. Shopify Sales	3,059.00
4109. SF Healthy Surcharge	20,686.50
4110. Event Income	41,788.87
Total 4100. Brewery Sales	**675,088.18**
4200. Wholesale Sales	984.40
4210. Sales - Bottled	199,360.36
4215. Sales - Kegged	162,755.79
4230. Shipping Income	738.07
Total 4200. Wholesale Sales	**363,838.62**
4220. Sales - Merchandise	11,818.01
Total 4000. Gross Sales	**1,050,744.81**
Tip Income	122,769.98
Uncategorized Income	0.00
Total Income	**$1,173,514.79**
Cost of Goods Sold	
5000. Cost of Goods Sold	0.00
5010. Food COG	15,323.71
5020. Beer COG	5,204.43
Beer Kegged	41,717.62
Beer Packaged	91,927.51
Equipment Rental - COS	1,648.06
Inventory Adjustment	-5,393.85
Packaging	59,712.66
Shipping, Freight & Delivery - COS	3,904.59
Storage	10,555.53
Taproom Transfer	43,331.26
Work in Progress Loss	19,492.17
Total 5020. Beer COG	**272,099.98**
5030. Merchandise	7,681.29
5035. Beverage COG	2,180.26
5040. Wine COG	173.82
Total 5000. Cost of Goods Sold	**297,459.06**

Black Hammer Brewing Company

Profit and Loss
January - December 2023

	TOTAL
Retail - COGS	29,406.30
Total Cost of Goods Sold	**$326,865.36**
GROSS PROFIT	**$846,649.43**
Expenses	
6000. Payroll	
6015. Payroll - Beer Production	117,475.80
6020. Payroll - Front of House	130,133.93
6025. Payroll - Operations	37,299.59
6026. Payroll - Sales	37,959.46
6030. Payroll Taxes	39,660.57
6040. Payroll/HR Expenses	2,986.45
6042. Employee Benefit	99.26
6045. Health Insurance	1,964.80
Gross Wages	
Tips Reports on W-2's	122,769.98
Total Gross Wages	**122,769.98**
Total 6000. Payroll	**490,349.84**
6041. Worker's Comp Insurance	5,242.00
7000. Controllable Expenses	
7100. Advertising and Marketing	46,798.92
7200. General & Administrative Exp.	
7210. Auto Expense	1,714.57
7215. Bank Charge	146.96
7220. Credit Card Processing Fee	22,422.79
7221. Online Ordering Fees	163.78
7225. Dues and Subscriptions	1,972.76
7230. Meals and Entertainment	1,448.22
7231. Cash Over/Short	4,123.74
7235. Parking and Toll	220.29
7240. Office Expense	1,137.43
7245. Postage	389.80
7251. PayPal Fees	161.69
7255. Cable & Internet	3,397.57
7256. Telephone Expense	1,260.33
7260. Interest Expense	42,519.82
7265. Technology/Software	15,647.47
7270. Travel	1,885.51
Total 7200. General & Administrative Exp.	**98,612.73**

Black Hammer Brewing Company

Profit and Loss
January - December 2023

	TOTAL
7300. Outside Services	610.88
7310. Accounting	19,494.00
7315. Cleaning	14,300.00
7325. Legal & Consulting	12,017.65
Total 7300. Outside Services	**46,422.53**
7400. Repairs and Maintenance	7,060.10
Total 7000. Controllable Expenses	**198,894.28**
7500. Supplies	
7510. Taproom Supplies	11,576.24
Total 7500. Supplies	**11,576.24**
8000. Non-Controllable Expenses	
8100. Occupancy	
8110. Business Insurance	32,261.21
8115. Licenses & Permits	3,461.68
8120. Rent or Lease of Buildings	145,830.00
Total 8100. Occupancy	**181,552.89**
8200. Taxes	3,088.80
8210. Excise Taxes	3,762.26
Total 8200. Taxes	**6,851.06**
8300. Utilities	54,448.74
8310. Trash	11,536.96
Total 8300. Utilities	**65,985.70**
Total 8000. Non-Controllable Expenses	**254,389.65**
8125. Equipment Rental	16,676.63
Total Expenses	**$977,128.64**
NET OPERATING INCOME	$ -130,479.21
Other Income	
8500. Other Income	4,841.78
8510. Interest Income	0.69
Total 8500. Other Income	**4,842.47**
Total Other Income	**$4,842.47**
Other Expenses	
9000. Other Expenses	
9010. Depreciation Expense	33,393.00
9015. Amortization Expense	123.00
9020. Investor Interest Expense	9,200.00

Black Hammer Brewing Company

Profit and Loss

January - December 2023

	TOTAL
9035. Guaranteed Payments	56,487.81
Total 9000. Other Expenses	**99,203.81**
Total Other Expenses	**$99,203.81**
NET OTHER INCOME	$ -94,361.34
NET INCOME	$ -224,840.55

Black Hammer Brewing Company

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000. Cash on hand	7,360.21
1002. BOA Revenue- 1822	0.00
1003. BOA Savings-2237	-10.00
1004. PayPal	0.00
1006. PPP Account 1767	190.61
1007. DO NOT USE FOR CHECKS BoA 7452	-818.94
Payroll Clearing Account	0.00
Total Bank Accounts	**$6,721.88**
Accounts Receivable	
1200. Accounts Receivable	86,416.93
Total Accounts Receivable	**$86,416.93**
Other Current Assets	
1400. Merchant Service	3,750.49
1500. Pay Advance	0.00
Inventory	0.00
Beer - Bulk	-16.54
Beer - Kegged	6,140.43
Beer - Packaged	6,825.84
Beer - Work In Progress	7,961.07
Hard Seltzer - Kegged	0.00
Ingredients	54,918.61
Merchandise	2,186.46
Other	-10.00
Packaging	-42,187.78
Total Inventory	**35,818.09**
Inventory Asset	0.00
Undeposited Funds	180.00
Total Other Current Assets	**$39,748.58**
Total Current Assets	**$132,887.39**

Black Hammer Brewing Company

Balance Sheet

As of December 31, 2023

	TOTAL
Fixed Assets	
1600. Fixed Assets	
1610. Barrel	0.00
1615. Equipment	329,925.58
1620. Furniture & Fixtures	40,765.75
1625. Leasehold Improvements	470,973.25
1630. Vehicles	5,800.00
1680. Accumulated Depreciation	-686,548.18
1690. Accumulated Amortization	-870.00
Total 1600. Fixed Assets	**160,046.40**
Total Fixed Assets	**$160,046.40**
Other Assets	
1700. Other Assets	
1710. Patent/Trademark	1,225.00
Total 1700. Other Assets	**1,225.00**
Total Other Assets	**$1,225.00**
TOTAL ASSETS	**$294,158.79**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000. Accounts Payable	51,424.73
Total Accounts Payable	**$51,424.73**
Credit Cards	
2100. Credit Card	
2115. Bank of America - CC 4485	0.00
2130. Chase (4650)	4,224.39
2131. Chase - 1263 (deleted)	12,569.34
2133. Chase - 6924 (deleted)	118.40
2135. Chase- 2045 (deleted)	21,012.29
2136. Chase- 2721 (deleted)	72,915.30
2137. Chase-1641	-53,524.23
Total 2130. Chase (4650)	**57,315.49**
Total 2100. Credit Card	**57,315.49**

Black Hammer Brewing Company

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$57,315.49**
Other Current Liabilities	
2200. Other Current Liabilities	
2210. Benefit Liabilities	0.00
2211. Loan from (Bay Area Collective) Willkommen	472,501.31
2215. Gift Card Liabilities	24,284.06
2220. Keg Deposit	13,745.37
2223. Payroll Clearing	0.00
2224. Payroll Taxes Payable	-6,454.03
2225. Sales Tax Payable	13,985.91
2230. Tips Payable	987.53
2260. Cal Savers	0.00
Total 2200. Other Current Liabilities	**519,050.15**
Banks Payable	0.00
Black Hammer Brewing LLC Payable	0.00
California Payable	0.00
Can and Bottle Deposits	1,002.74
Freight-Out Payable	75.00
No Tax Payable	0.00
Non-Inventory Payable	0.00
San Francisco Payable	0.00
Square Gift Card	0.00
Square Tax Agency Payable	0.00
Total Other Current Liabilities	**$520,127.89**
Total Current Liabilities	**$628,868.11**
Long-Term Liabilities	
2500. Notes Payable	
2510. Loan from Mrs. Jackey	80,040.77
2515. Loans from Jim Furman	7,479.74
2516. Loans from Web Bank (Intuit)	28,941.57
2517. US Bank Loan	11,262.97
2519. Bond payable - North Capital Private	16,816.96
2520. EIDL Loan	500,000.00
2521. Chrysler Loan payable	0.00
Total 2500. Notes Payable	**644,542.01**
Total Long-Term Liabilities	**$644,542.01**
Total Liabilities	**$1,273,410.12**

Black Hammer Brewing Company

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
3000. Investors	
3010. Amanda Bishop	1.00
3015. Amir Haghihat	5,000.00
3020. Andrew Baron	50,000.00
3025. Ashton Honnecke	5,000.00
3030. Bryan Hermannsson	150,000.00
3035. Cody Laxo	1.00
3040. Cynthia Daffurn	10,000.00
3045. Daniel Johnson	25,000.00
3050. Daniel Shiplacoff	75,000.00
3055. Eugenio Jarosiewicz	50,000.00
3060. Gabriel Schine	50,000.00
3065. Graeme Connell	75,000.00
3070. Heather Singleton	1.00
3080. John Baron IRA Services Trust Company	100,000.00
3085. John Shilktaitis	50,000.00
3090. Jose Rivera Caminos	25,000.00
3091. Judy Liu	5,000.00
3092. Megan Blattspieler	25,000.00
3093. Platform Capital Partners	50,000.00
Total 3000. Investors	**750,003.00**
Opening Balance Equity	0.00
Retained Earnings	-1,504,413.78
Net Income	-224,840.55
Total Equity	**$ -979,251.33**
TOTAL LIABILITIES AND EQUITY	**$294,158.79**

Black Hammer Brewing Company

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-224,840.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200. Accounts Receivable	-69,446.69
1400. Merchant Service	-265.02
Inventory	0.00
Inventory:Beer - Bulk	0.00
Inventory:Beer - Kegged	-1,869.43
Inventory:Beer - Packaged	8,284.16
Inventory:Beer - Work In Progress	-1,195.81
Inventory:Ingredients	-29,751.23
Inventory:Merchandise	313.54
Inventory:Other	10.00
Inventory:Packaging	47,205.78
1600. Fixed Assets:1680. Accumulated Depreciation	33,393.00
1600. Fixed Assets:1690. Accumulated Amortization	123.00
2000. Accounts Payable	40,313.30
2100. Credit Card:2120. BOA Corp Account 7660 (deleted)	12,952.90
2100. Credit Card:2120. BOA Corp Account 7660 (deleted):2121. Business Advantage Cash Rewards 7766 (deleted)	-14,638.47
2100. Credit Card:2130. Chase (4650)	3,285.96
2100. Credit Card:2130. Chase (4650):2137. Chase-1641	-3,140.76
2200. Other Current Liabilities:2210. Benefit Liabilities	-16,752.89
2200. Other Current Liabilities:2211. Loan from (Bay Area Collective) Willkommen	123,194.02
2200. Other Current Liabilities:2215. Gift Card Liabilities	16,307.56
2200. Other Current Liabilities:2220. Keg Deposit	2,980.00
2200. Other Current Liabilities:2223. Payroll Clearing	0.00
2200. Other Current Liabilities:2224. Payroll Taxes Payable	25.49
2200. Other Current Liabilities:2225. Sales Tax Payable	10,534.83
2200. Other Current Liabilities:2230. Tips Payable	987.53
2200. Other Current Liabilities:2260. Cal Savers	-132.46
Black Hammer Brewing LLC Payable	0.00
Can and Bottle Deposits	987.30
Freight-Out Payable	75.00
Non-Inventory Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**163,780.61**
Net cash provided by operating activities	**$ -61,059.94**
INVESTING ACTIVITIES	
1600. Fixed Assets:1615. Equipment	-3,913.36
1600. Fixed Assets:1620. Furniture & Fixtures	-4,951.09
Net cash provided by investing activities	**$ -8,864.45**
FINANCING ACTIVITIES	
2500. Notes Payable:2515. Loans from Jim Furman	5,980.68
2500. Notes Payable:2516. Loans from Web Bank (Intuit)	28,941.57
2500. Notes Payable:2517. US Bank Loan	-10,512.49

Black Hammer Brewing Company

Statement of Cash Flows

January - December 2023

	TOTAL
2500. Notes Payable:2519. Bond payable - North Capital Private	-25,059.52
Net cash provided by financing activities	**$ -649.76**
NET CASH INCREASE FOR PERIOD	**$ -70,574.15**
Cash at beginning of period	77,476.03
CASH AT END OF PERIOD	**$6,901.88**